April 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

Washington, D.C. 20549

Attention: Corey Jennings, Special Counsel

Re:	Defi Technologies, Inc.

Registration Statement on Form 40FR12B

Filed September 16, 2024

Amended on January 17, 2025

File No. 001-41056

Dear Mr. Jennings,

On behalf of DeFi Technologies, Inc. (together with its subsidiaries on a consolidated and unconsolidated basis, herein referred to as, the “Company”), we write in response to the U.S. Securities and Exchange Commission’s (the “Commission” or the “SEC”) letter dated February 19, 2025 (the “Request”) regarding the Company’s registration statement on Form 40FR12B filed with the Commission on September 16, 2024, as amended on January 17, 2025 (the “Registration Statement”). In connection with this response to the Request, the Company is contemporaneously filing an amendment to the Registration Statement, to provide further updates to its disclosure therein and to file additional exhibits. The Company’s responses follow below in the order of the Request.

1.	Please confirm whether the response provided to our comment 1 is based on an unconsolidated analysis, as required by Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “1940 Act”). To the extent that it was not, we reissue our prior comment and request that you:

●	Provide a comprehensive, detailed legal analysis regarding whether the Company and each of its subsidiaries meets the definition of an “investment company” under Section 3(a)(1)(C). In your analysis, please include all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerators and denominators for each company. To the extent not previously provided, please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations”; and

Response: The Company, on a consolidated basis, and each of its subsidiaries on an unconsolidated basis, does not meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “Act”) given none of these entities, “engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets…on an unconsolidated basis.” (the “40% Test”).1

[1]	15 U.S. Code § 80a–3(a)(1)(C).

As of December 31, 2024, on a consolidated basis, the Company’s total assets were $1,320,722,647.2 The Company held $22,923,872 in cash and cash equivalents, $2,585,451 in prepaid expenses and other assets, and $802,671,212 in digital assets ($398,364,914 of digital assets, $55,568,531 of digital assets loaned, $345,381,533 of digital assets staked and $3,356,235 of client digital assets). In total, these assets represent approximately 63.9% of the Company’s total assets. 32.2% of the Company’s assets include investment securities within the meaning of the Act. As a result, the Company does not hold more than 40% of its total assets as investment securities and is objectively not engaged in, nor does it propose to engage in, the business of investing, reinvesting, owning, holding, or trading in investment securities.

The majority of the investment securities that the Company holds are for the purposes of hedging its primary business activities offering exchange-traded products (“ETPs”). During the second quarter of 2024, the Company purchased FTX bankruptcy estate assets,3 for the purposes of acquiring SOL and AVAX tokens in connection with its hedging strategy. The Company’s financial statements for the period ended December 31, 2024 disclosed the following holdings within the Galaxy (Fund A) and Pantera (Fund B) funds:

	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	216,379.2216	$44,442,849	244,331.9458	$50,184,152	460,711.1675	$94,627,001
Fund A - Avalance (AVAX)	223,905.1900	$8,663,344	707,540.4100	$27,376,168	931,445.6000	$36,039,512
	440,284.4116	$53,106,193	951,872.3558	$77,560,320	1,392,156.7675	$130,666,513

Fund B - Solana (SOL)	626,365.7000	$128,651,339	540,869.9000	$111,091,072	1,167,235.6000	$239,742,411
Total		$181,757,532		$188,651,392		$370,408,924

The Company holds these non-security digital assets through special asset vehicles that distribute the underlying digital assets in accordance with a distribution schedule (the “Distribution Vehicle Securities”). As a result, upon each distribution event (which occurs each month) (a “Distribution Event”), the percentage of the Company’s assets that constitute Distribution Vehicle Securities is reduced, thereby reducing the overall percentage of the Company’s position in investment securities. The Company’s holdings of Distribution Vehicle Securities will continue to diminish over time until all of the underlying digital assets are fully distributed and the Company will no longer hold any Distribution Vehicle Securities.4 The Distribution Vehicles will complete their distributions by February 29, 2028.

To illustrate the foregoing, as of December 31, 2024, the Company’s Distribution Vehicle Securities constituted $370,408,924 or 28% of the Company’s total assets; however, as of March 31, 2025, following the occurrence of the first three monthly Distribution Events in 2025, the Company’s Distribution Vehicle Securities constitute 23.5% of the Company’s total assets on a consolidated basis. In addition, an additional 4.5% in Distribution Vehicle Securities will be distributed in connection with the June 30, 2025 monthly Distribution Event.

[2]	Unless otherwise noted, all references to currency herein refer to Canadian dollars.
[3]	Following the November 2022 collapse of FTX, the FTX bankruptcy estate sold the remaining assets to one or more financial institutions. Subsequently, the Company purchased interests in SOL and AVAX from these financial institutions, which structured the distribution of the underlying digital assets in special asset vehicles subject to a distribution schedule.
[4]	The Company expects the underlying assets of the Distribution Vehicle Securities to be fully distributed by February 29, 2028.

On an unconsolidated basis, as of December 31, 2024, the Company’s subsidiaries similarly do not hold more than 40% of their assets as investment securities and, therefore, each is not an investment company under the Act.

Please see below for an overview the Company’s holdings on an unconsolidated basis:5

	Defi Technologies Inc. (Consolidated)	DeFi Technology (Parent)	Stillman Digital	Valour Inc.
Cash and Cash Equivalents	$22,923,872	$2,548,288	$1,662,490	$18,369,192
Client Cash Deposits	15,346,080	-	$15,346,080	-
Prepaid Expenses	$2,585,451	$644,272	$1,007,990	$155,169
Public Investments, at FVTPL	$1,119,586	$1,119,587	-	-
Client Digital Assets	$3,356,235	-	$3,356,235	-
Digital Assets	$398,364,913	-	$8,021,370	$373,047,303
Digital Assets Loaned	$55,568,531	-	-	$55,568,531
Digital Assets Staked	$345,381,533	-	-	$345,381,533
Equity Investments at FVTPL	$181,757,532	-	-	$181,757,532
Private Investments	$53,740,154	$51,868,922	-	$1,871,232
Intercompany balance	$-	$110,788,277	-	-
Long term equity investments at FVTPL	$188,651,392	-	-	$188,651,393
Long-Term Digital Assets	$481,614	$763,338	-	-
Equipment	$130	-	-	$130
Intangible Assets	$2,104,816	-	-	$2,104,816
Goodwill	$49,340,808	-	-	$49,340,808
Total Assets	$1,320,722,647	$167,732,684	$29,394,165	$1,216,247,638
Percentage of Assets constituting Investment Securities	32.2%	31.6%	0%	30.6%

*	Investment in group subsidiaries, offset on consolidation against shareholders’ equity. Excluded from calculation.

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[5]	Please note that (i) DeFi Holdings (Bermuda) Ltd. was dissolved on January 6, 2025; and (ii) Electrum Streaming Inc. is in the process of dissolution, expected to be completed before April 30, 2025.

	Valour Europe AG	Valour Digital Securities Ltd.	DeFi Middle East DMCC	Reflexivity LLC	DeFi Bermuda
Cash and Cash Equivalents	$121,123	-	$71,658	$151,121	-
Prepaid Expenses	$490,606	$24,541	$22,250	$230,623	$10,000
Digital Assets	-	$16,808,728	-	-	205,788
Digital Assets Loaned	-	-	-	-	-
Digital Assets Staked	-	-	-	-	-
Private Investments	-	-	-	-	-
Long-Term Digital Assets	-	-	-	-	-
Equipment	-	-	-	-	-
Intangible Assets	-	-	-	-	-
Goodwill	-	-	-	-	-
Total Assets	$611,729	$16,833,269	$93,908	$381,744	$215,788
Percentage of Assets constituting Investment Securities	0%	0%	0%	0%	0%

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Provide the value of the SOL, ADA, MATIC, FIL, ATOM, SAND, MANA, ALGO, AXS, and COTI (collectively, the “Listed Assets”) held by each company.

Response: As of December 31, 2024, the value of the Listed Assets held by each subsidiary of the Company is as follows:

Asset	Defi Technologies Inc. (Consolidated)	DeFi Technologies Inc. (parent)	Stillman Digital	Valour Inc.
SOL	$12,452,742	$0	$430,013	$11,770,165
ADA	$87,114,485	$0	$2,508	87,031,834
MATIC	$878	$0	$0	$767
FIL	$60,365	$0	$60,365	$0
ATOM	$6,626	$0	$0	$6,489
SAND	$2,146	$0	$0	$2,146
MANA	$2,409	$0	$0	$2,409
ALGO	$43,426	$0	$0	$43,426
AXS	$0	$0	$0	$0
COTI	$0	$0	$0	$0

Asset	Valour Europe AG	Valour Digital Securities Ltd.	DeFi Middle East DMCC	Reflexivity LLC	DeFi Bermuda
SOL	$0	$252,564	$0	$0	$0
ADA	$0	$80,143	$0	$0	$0
MATIC	$0	$111	$0	$0	$0
FIL	$0	$0	$0	$0	$0
ATOM	$0	$137	$0	$0	$0
SAND	$0	$0	$0	$0	$0
MANA	$0	$0	$0	$0	$0
ALGO	$0	$0	$0	$0	$0
AXS	$0	$0	$0	$0	$0
COTI	$0	$0	$0	$0	$0

2.	In connection with your response to the above comment, please (i) expand on analysis of loans to address whether they meet definition of a security because they are “notes” or “evidence of indebtedness” as referenced in Section 2(a)(36) of the 1940 Act and (ii) to the extent not addressed in your response to the preceding question, describe the calculation underlying your statement, provided in your Form 40-F/A, that “[a]s of June 30, 2024, approximately 5.154% of the value of our total unconsolidated assets, exclusive of cash items, consisted of securities as defined in Section 2(a)(36) of the Investment Company Act.”

Response: Notwithstanding the fact that the Company’s loans are not securities, the Company’s loans only amount to 4.2% of the Company’s total assets. As described in Item 1 above, the majority of the Company’s position in investment securities is in Distribution Vehicle Securities. This position will continue to decease over time upon each Distribution Event. As a result, it is immaterial whether the Company’s loans are securities.

[6]	We note that the definition of a security under Section 2(a)(36) of the Act bears a strong resemblance to the definitions of a security under Section 2(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”) and Section 3(a)(10) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We therefore apply an analysis under the Exchange Act because of the analogous definitions under each framework. 3(a)(10) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We therefore apply an analysis under the Exchange Act because of the analogous definitions under each framework.

Regardless, the Company’s lending activities involve short-term notes and are not securities under the test set forth in Reves v. Ernst & Young, 494 U.S. 56 (1990) (“Reves”).6 Under Reves, the presumption that a note is a security is rebuttable if the instrument bears a strong resemblance to one of the following: (i) notes delivered in consumer financing; (ii) notes secured by a mortgage on a home; (iii) short-term notes secured by a lien on a small business or some of its assets; (iv) notes evidencing a ‘character’ loan to a bank customer; (v) short-term notes secured by an assignment of accounts receivable; or (vi) notes which simply formalizes an open-account debt incurred in the ordinary course of business. To determine whether a note bears a strong resemblance to one of the above instruments, courts and the Commission have weighed the following factors: (i) the motivations that would prompt a reasonable seller and buyer to enter into it; (ii) the plan of distribution of the instrument; (iii) the reasonable expectations of the investing public; and (iv) the existence of another regulatory scheme that significantly reduces the risk of the instrument, thereby rendering the application of the Securities Act unnecessary.

First, the Company enters into lending transactions as a means to manage its hedging positions in connection with its ETP business and not primarily to generate a profit. The “sellers” of the notes are sophisticated financial institutions and not operating companies that seek capital to finance their operations or substantial investments, which, together with the Company’s motivations, weigh towards the notes not being securities. Additionally, these financial institutions do not broadly market the notes to the public, but instead make them available exclusively to sophisticated lenders such as the Company, weighing this factor in favor of the notes not being securities. With respect to the third factor, the parties understand that the transactions are characterized as loans and not securities because the characterization of the notes in the lending documents. Finally, the application of U.S. securities laws is unnecessary given the transactions are with large financial institutions that are subject to one or more regulated frameworks (e.g., money transmission, lending, and/or banking).

Based on a balance of the foregoing factors, the underlying loans, whether notes or otherwise, are not securities under Reves and therefore the Company’s position in these loans is immaterial to the Company’s broader analysis of whether it is an investment company.

3.	In your analysis of the company under the Tonopah test, please expand your analysis as follows:

●	With respect to the Company’s analysis of the nature of its assets, identify the amount and types of any assets held by the Company, on a consolidated basis, that the Company believes are securities. In addition, to the extent different, please identify the amount of Listed Assets held by the Company on a consolidated basis.

Response: As of December 31, 2024, the Company’s investment securities, on a consolidated basis, include the following:

Asset	Value (USD)
Public investments, at fair value through profit and loss	$1,119,586
Private Investments, at fair value through profit and loss	$53,704,154
Distribution Vehicle Securities	$370,408,924
Total	$425,268,664

●	With respect to the Company’s analysis of its income, identify the amount and types of any income—whether realized or unrealized—deriving from assets that the Company believes are securities. In addition, to the extent different, please identify the amount of any income derived from loans or gains in Listed Assets held by the Company on a consolidated basis.

Response: The Company’s income, whether realized or unrealized, deriving from its position in investment securities is $143,462,994, which constitutes 26.7% of its total gross income of $538,106,346 before ETP valuation losses of $482,892,054 on a consolidated basis. However, as noted in Item 1 above, the Company’s income derived from investment securities will gradually decrease over time, given that each monthly Distribution Event will reduce the Company’s position in investment securities.

●	With respect to the Company’s analysis of the activities of its officers and directors, on a consolidated basis, clarify these responses to specifically identify time spent on the arbitrage business and VC business. In addition, please ensure that your response addresses directors and employees of the Company, on a consolidated basis, in addition to its officers.

Response: For purposes of the Company’s arbitrage business and VC business, the officers and directors’ allocation of time is as follows:

●	Oliver Francois Roussy Newton (CEO): approximately five percent (5%);

●	Kenny Choi (Secretary and General Counsel): approximately five percent (5%); and

●	Paul Bozoki (CFO): approximately five percent (5%).

4.	Please propose revisions to this risk factor to identify the importance of your characterization of SOL as a non-security digital asset to your conclusions under sections 3(a)(1)(A) and 3(a)(1)(C).

Response: In response to this Item 4, the Company’s Registration Statement has been amended to include, among other updates, the following risk factor:

“For example, we hold Solana (“SOL”) and other digital assets as part of our policy to hedge 100% of the market risk in the underlying assets of our ETPs. While we have taken the position that SOL is not a security under the Investment Company Act, there is risk that the Commission and/or other regulatory authorities may take a different position than us with respect to the classification of SOL as a security. In the event SOL is classified as a security by the Commission or other relevant regulatory authority, we could face significant regulatory and compliance challenges. Specifically, we may be required to register as an investment company under the Investment Company Act, which would necessitate substantial financial and administrative resources to comply with registration and ongoing regulatory requirements. Given these potential risks, the classification of SOL as securities could have a significant impact on our business operations and financial performance.”

We believe that this letter fully responds to your questions and/or comments. However, if you have any further questions or comments regarding the foregoing, please feel free to contact outside counsel to the Company Ethan L. Silver, Esq. of Lowenstein Sandler, LLP, at (212) 419-5862.

Very Truly Yours,

/s/ Kenny Choi
Name:	Kenny Choi
Title:	Corporate Secretary
Company:	DeFi Technologies, Inc.

cc:	Ethan L. Silver, Esq., Lowenstein Sandler, LLP